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                                                                    EXHIBIT 99.1

[VIVENDI UNIVERSAL LOGO]



              VIVENDI UNIVERSAL AND VODAFONE ISSUE JOINT STATEMENT
                                REGARDING VIZZAVI

PARIS, AUGUST 19, 2002 - The following announcement was issued jointly today by Vodafone and Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] regarding the status of their joint venture company "Vizzavi:"

"Vodafone Group Plc ("Vodafone") and Vivendi Universal ("Vivendi") confirm that they are in discussions concerning the future shareholding structure of their joint venture company, Vizzavi. These discussions may lead to an offer by Vodafone to acquire all or a part of Vivendi's shareholding in Vizzavi.

However, as a result of these discussions, certain filings are being made with competition authorities in various territories. This does not indicate the conclusion of any discussions currently taking place, and no further comment will be made by either party unless and until such a conclusion is reached."

                                       ###


IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that discussions will not lead to an acceptable offer from Vodafone to Vivendi Universal; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

     CONTACTS:

      MEDIA                        INVESTOR RELATIONS
       PARIS                        PARIS
       Antoine Lefort               Laura Martin
       +33 (1).71.71.1180           917.378.5705
                                    Laurence Daniel
      NEW YORK                      +33 (1).71.71.1233
      Anita Larsen
      + (1) 212.572.1118           NEW YORK
      Mia Carbonell                 Eileen McLaughlin
      + (1) 212.572.7556            +(1) 212.572.8961